Exhibit 99.1

DIRECTOR OFFER LETTER

This Director Offer Letter (the “Agreement”), dated as of September 22, 2026 (the “Effective Date”), is entered into between 3 E NETWORK TECHNOLOGY GROUP LIMITED, a company incorporated in the British Virgin Islands (the “Company”), and Chunhui Zhu (the “Director”).

WHEREAS, the Company wishes to appoint the Director, and the Director wishes to serve as an independent director of the Company, subject to the terms and conditions stated below;

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE 1

APPOINTMENT, DUTIES AND RESPONSIBILITIES

Section 1.01. Appointment. The Director shall serve as an Independent Director, Chairperson of the Audit Committee, a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of the Company. The Director hereby accepts such appointment.

Section 1.02. Duties and Responsibilities. Subject to the supervision of and direction by the Board of Directors of the Company, the Director shall perform such duties as are similar in nature to those duties and services customarily associated with the positions set forth above.

ARTICLE 2

TERM

Section 2.01. Term. The term of the Director’s appointment shall commence on September 22, 2026 and continue through September 21, 2029, unless earlier terminated or the Director resigns in accordance with this Agreement, the Company’s memorandum and articles of association, or applicable law.

The Director represents and warrants to the Company that neither the execution and delivery of this Agreement nor the performance of the Director’s duties hereunder violates or will violate any other agreement binding on the Director.

ARTICLE 3

COMPENSATION AND EXPENSES

Section 3.01. Compensation. The Company shall pay the Director annual compensation of US$30,000, payable quarterly in arrears.

Section 3.02. Expenses. The Company will reimburse the Director for reasonable documented business-related expenses incurred by the Director in connection with the performance of the Director’s duties hereunder during the Term, subject, however, to the Company’s policies relating to business-related expenses as in effect from time to time during the Term.

Section 3.03. Share Incentive Plan. The Director shall be entitled to participate during the Term in any Share Incentive Plan that the Company may adopt from time to time, and any successors thereto, subject to the terms and provisions of such plans and the execution of the award agreements between the Company and the Director.

ARTICLE 4

CONFIDENTIALITY AND RESTRICTIVE COVENANTS

Section 4.01. Performance of Duties. The Director shall perform the Director’s duties and responsibilities hereunder diligently, in good faith and to the best of the Director’s ability, and shall comply with applicable Company policies, rules and directions that are consistent with the Director’s position and this Agreement.

Section 4.02. Intellectual Property. To the extent permitted by applicable law, the Director assigns to the Company all right, title and interest in intellectual property created by the Director specifically in the performance of the Director’s duties for the Company or through the use of the Company’s confidential information or resources, and shall reasonably assist the Company in protecting such intellectual property.

Section 4.03. Non-Competition, Confidentiality and Non-Solicitation.

(a) Non-Competition. During the Director’s service on the Board and for twelve (12) months thereafter, the Director shall not directly or indirectly engage in, or hold an equity interest of 5% or more in, any business that competes with the Company or its subsidiaries or affiliated entities; provided that passive ownership of less than 5% of the outstanding securities of a publicly traded company shall not violate this provision.

(b) Confidentiality. During the Director’s service on the Board and thereafter, the Director shall keep confidential and shall not use or disclose any non-public information concerning the Company or its subsidiaries or affiliated entities, except as required in the proper performance of the Director’s duties, as authorized in writing by the Company, or as required by applicable law. The Director shall also comply with applicable Company confidentiality policies and agreements.

(c) No Solicitation. During the Director’s service on the Board and for twelve (12) months thereafter, the Director shall not directly or indirectly solicit any employee of the Company or any of its affiliated entities to terminate such employee’s employment with the Company or such affiliated entity.

ARTICLE 5

TERMINATION AND INDEMNIFICATION

Section 5.01. Termination. The Director’s membership on the Board or any committee thereof may be terminated in accordance with this Agreement, the Company’s memorandum and articles of association, and applicable law.

Section 5.02. Resignation. The Director may resign from the Board or any committee thereof by written notice to the Company. The resignation shall be effective on the date specified in the notice or, if no date is specified, upon receipt by the Company.

Section 5.03. Effect of Termination or Resignation. Upon termination or resignation, the Company shall pay the Director any compensation earned but unpaid through the effective date and reimburse any properly documented expenses incurred before that date. Sections intended by their nature to survive shall remain in effect.

Section 5.04. Indemnification. To the fullest extent permitted by applicable law and the Company’s memorandum and articles of association, the Company shall indemnify the Director against liabilities and expenses reasonably incurred by reason of the Director’s service to the Company, except to the extent arising from the Director’s fraud, willful misconduct or gross negligence.

ARTICLE 6

MISCELLANEOUS

Section 6.01. Benefit Assignment; Assignment; Beneficiary. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns, including, without limitation, any corporation or person which may acquire all or substantially all of the Company’s assets or business, or with or into which the Company may be consolidated or merged. This Agreement shall also inure to the benefit of, and be enforceable by, the Director and his personal or legal representatives, executors, administrators, successors, heirs, distributees, devises and legatees. If the Director should die while any amount would still be payable to him or her hereunder if the Director had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to the Director’s beneficiary, devisee, legatee or other designee, or if there is no such designee, to the Director’s estate.

Section 6.02. Notices. Any notice required or permitted hereunder shall be in writing and shall be sufficiently given if personally delivered or sent by registered or certified mail, national overnight courier, or email. Notices to the Company shall be sent to its principal executive office or such email address as the Company designates, and notices to the Director shall be sent to the most recent address or email address provided by the Director to the Company. A notice shall be deemed given upon receipt.

Section 6.03. Entire Agreement; Amendment. This Agreement contains the entire agreement and understanding between the Director and the Company concerning the Director’s appointment, services and compensation, and supersedes all prior oral or written agreements and understandings between the parties concerning such subject matter. Any amendment must be in writing and signed by both parties.

Section 6.04. Waiver. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a continuing waiver or as a consent to or waiver of any subsequent breach hereof.

Section 6.05. Headings. The article and section headings herein are for convenience of reference only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 6.06. Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the British Virgin Islands.

Section 6.07. Agreement To Take Actions. Each party hereto shall execute and deliver such documents, certificates, agreements and other instruments, and shall take such other actions, as may be reasonably necessary or desirable in order to perform his, her or its obligations under this Agreement or to effectuate the purposes hereof.

Section 6.08. Arbitration. Any dispute between the parties hereto respecting the meaning and intent of this Agreement or any of its terms and provisions shall be submitted to arbitration in Hong Kong, in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules then in effect, and the arbitration determination resulting from any such submission shall be final and binding upon the parties hereto. The arbitrator shall have no authority to award reasonable attorney’s fees to any party in any dispute subject to this Section 6.08.

Section 6.09. Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

Section 6.10. Severability. The invalidity or unenforceability of any particular provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision or provisions of this Agreement, which shall remain in full force and effect.

Section 6.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

Section 6.12. Corporate Authorization. The Company represents that the execution, delivery and performance of this Agreement are within its corporate powers and that the officer executing this Agreement on its behalf has the requisite authority to bind the Company.

Section 6.13. Withholding. All payments to the Director hereunder shall be subject to withholding to the extent required by applicable law.

Section 6.14. No Employment Relationship. This Agreement is not an employment agreement and does not create an employer-employee relationship between the Company and the Director.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date first above written.

3 E NETWORK TECHNOLOGY GROUP LIMITED

By:	/s/ Tingjun Yang
	Name:	Tingjun Yang
	Title:	CEO

DIRECTOR

/s/ Chunhui Zhu
	Name:	Chunhui Zhu
	Title:	Independent Director

4